FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16

                    OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH, 2008

                       ELRON ELECTRONIC INDUSTRIES LTD.
               (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

        3 AZRIELI CENTER, TRIANGLE BUILDING, 42ND FLOOR, TEL AVIV, ISRAEL

                   (ADDRESS OF PRINCIPAL CORPORATE OFFICES)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.


                             Form 20-F   X   Form 40-F
                                       -----            ----

              Registrant's Press Releases dated March 13, 2008.

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ELRON ELECTRONIC INDUSTRIES LTD.
                                 (Registrant)

                                 By:    /s/ Rinat Remler
                                        -------------------------------
                                        Rinat Remler
                                        Chief Financial Officer

Dated: March 13, 2008










                                       3